Exhibit 99.29

Highlander Silver Receives Conditional Approval to List on the TSX, Files Base Shelf
Prospectus and Establishes ATM Program as Longer Term Financial Alternatives

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,
PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN
WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, Ontario (April 10, 2025) - Highlander Silver Corp. (CSE: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that it has received conditional approval to list its common shares on the Toronto Stock Exchange (the “TSX”), filed its base shelf prospectus and established an at-the-market program (“ATM”) to provide longer term financial alternatives. The Company has no near-term intention of offering shares under the ATM.

As part of the Company’s private placement that closed on March 11, 2025 (the “Private Placement”), the Company remains subject to a customary lock-up pursuant to which it has agreed not to issue common shares under an ATM or other standard financing transactions for 120 days from closing of the Private Placement.

Final approval of the TSX listing is subject to the Company meeting certain customary conditions required by the TSX. The Company will issue a press release once the TSX confirms the date when trading of Highlander Silver common shares is expected to commence on the TSX. Upon completion of the final listing requirements, the Company’s common shares will be delisted from the Canadian Securities Exchange (the “CSE”).

Shareholders are not required to exchange their share certificates or take any other action in connection with the TSX listing, as there will be no change in the trading symbol or CUSIP for the common shares.

Highlander Silver has filed a short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada.

The Company entered into an equity distribution agreement dated April 10, 2025 (the “Equity Distribution Agreement”) providing for the ATM with a syndicate of agents comprised of BMO Capital Markets, Canaccord Genuity Corp., Haywood Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Stifel Nicolaus Canada Inc., TD Securities Inc., and Ventum Financial Corp. (collectively, the “Agents”). The ATM is established pursuant to a prospectus supplement to the Base Shelf Prospectus (the “Prospectus Supplement”).

The ATM will allow Highlander Silver, through the Agents, to offer and sell from time to time in Canada through the facilities of the CSE or the TSX such number of common shares as would have an aggregate offering price of up to C$25 million. Sales of the common shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made by the Agents directly on the CSE or the TSX, or any other trading market for common shares in Canada or as otherwise agreed between the Agents and the Company. The Company will seek TSX conditional approval to list the common shares that may be issued by the Company under the ATM simultaneously with or shortly after listing on the TSX.

The ATM will be effective until May 10, 2027, unless terminated before such date by Highlander Silver or otherwise in accordance with the Equity Distribution Agreement. The timing and extent of the use of the ATM will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM, if any, could be significantly less than C$25 million.

The Company currently expects to use the net proceeds from the ATM, if any, for exploration of the San Luis Project, working capital and general corporate purposes. Actual allocation of the proceeds may vary depending on the amount raised, the time periods during which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

Potential investors should read the Base Shelf Prospectus, the Prospectus Supplement, and other documents the Company has filed for more complete information about Highlander Silver and the ATM. Copies of the Base Shelf Prospectus and Prospectus Supplement can be downloaded for free on Highlander Silver’s profile on SEDAR+ at www.sedarplus.ca. Potential investors can also request printed or electronic copies of the documents by contacting the Company’s Corporate Secretary by mail at Suite 555, 999 Canada Place, Vancouver, BC V6C 3E1, by email at info@highlandersilver.com or by phone at 604-687-1717, or by contacting BMO Nesbitt Burns Inc. in Canada by email at torbramwarehouse@datagroup.ca or by phone at +1 905-791-3151 ext. 4312.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag. The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott. Highlander Silver is listed on the Canadian Securities Exchange under the ticker symbol HSLV.

For additional information on the San Luis Mineral Resource estimate, see Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

Neither the CSE nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Cautionary Notes and Forward-looking Statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the listing of the Company’s common shares on the TSX and the delisting of such common shares from the CSE, the ATM, including statements with respect to the Company having no near-term intention of issuing common shares pursuant to the ATM, the completion of any sales under the ATM and the anticipated use of the net proceeds, if any, therefrom; the future exploration plans of the Company, timing of future exploration, anticipated results of exploration and potential mineralization of the Company’s mineral projects. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

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